SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                SCHEDULE 13D
                               (Rule 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                            (Amendment No. 2)1


                        METRETEK TECHNOLOGIES, INC.
                (f/k/a Marcus Natural Gas Services, Inc.)
                             (Name of Issuer)


                COMMON STOCK -- PAR VALUE $.01 PER SHARE
                     (Title of Class of Securities)


                               566323101
                                --------
                             (CUSIP Number)

                            Kenneth I. Schaner
                   Swidler Berlin Shereff Freidman, LLP
             3000 K Street, N.W., Suite 300, Washington, D.C.  20007
                               202-424-7500
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              August 14, 2000
         (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                            (Page 1 of 4 Pages)

------------------
   1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
                             SCHEDULE 13D/A

----------------------                               ----------------------
CUSIP No.  566323101                                  Page 2 of 4
----------------------                               ----------------------
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1.     NAMES OF REPORTING PERSONS: American Meter Company (successor-in-
                                   interest to Eagle Research Corporation)
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [   ]
                                                                 (b)  [   ]
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3.     SEC USE ONLY

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4.     SOURCE OF FUNDS                           Not Applicable
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                            [   ]
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6.     CITIZENSHIP OR PLACE OF ORGANIZATION         Delaware
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NUMBER OF                 7. SOLE VOTING POWER           325,054
SHARES                   -----------------------------------------------------
BENEFICIALLY              8. SHARED VOTING POWER                0
OWNED BY                 -----------------------------------------------------
EACH                      9. SOLE DISPOSITIVE POWER      325,054
REPORTING                -----------------------------------------------------
PERSON WITH:             10. SHARED DISPOSITIVE POWER           0
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11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               325,054
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12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           [   ]
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13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      6.25%
------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON                 CO
------------------------------------------------------------------------------

This Amendment No. 2 to Schedule 13D is filed by American Meter Company ("American Meter"), a Delaware corporation, successor in interest to Eagle Research Corporation, a West Virginia Corporation ("Eagle"). This Amendment No. 2 supplements and amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") by Eagle on April 2, 1998 (the "Schedule 13D"), with respect to the common stock, par value $0.01 per share (the "Common Shares"), of Metretek Technologies, Inc. (f/k/a Marcum Natural Gas Services, Inc.), a Delaware corporation (the "Issuer" or the "Company"), as amended by Amendment No. 1 filed with the SEC on February 28, 2000 ("Amendment No. 1"). All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Schedule 13D, as amended.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Item 3 is supplemented as follows:

        Between August 10, 2000 and August 14, 2000, American Meter sold warrants to acquire 136,263 Common Shares on the NASDAQ National Market, as follows:

   Date        Number of Warrants  Price Per Warrant
  -------      ----------------   ----------------------
  08/10/00           10,373           $0.1250
  08/10/00           16,000            0.0938
  08/11/00           16,000            0.0625
  08/11/00           20,090            0.1250
  08/11/00            6,100            0.1563
  08/11/00            9,500            0.1875
  08/11/00            2,000            0.2188
  08/11/00            1,000            0.2500
  08/14/00           55,200            0.0625

Total:              136,263


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Schedule 13D is hereby amended as follows:

     (a) Ruhrgas beneficially owns 325,054 Common Shares, which holdings represent approximately 6.25% of the outstanding Common Shares as of July 31, 2000, based on the information contained in the Issuer's Quarterly Report on Form 10-QSB filed with the Commission on August 14, 2000.

     (b) Ruhrgas has the sole power to vote, to direct the vote of, to dispose and to direct the disposition of, 325,054 Common Shares.

     (c) Since the filing of the Schedule 13D, as reported in Item 3 above, American Meter has sold warrants to purchase 136,263 Common Shares.

     (d) No person is known by American Meter to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares referenced in paragraph (a) above.

     (e)  Not applicable.

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                           SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

Date:     August 31, 2000

                                   American Meter Company


                                   By: /s/ C. Kelsey Brown
                                      -----------------------------------
                                   Name: C. Kelsey Brown
                                        ---------------------------------
                                   Title: Asst. Secretary
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